                              UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Computer Integration Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  205171 10 1
                     -----------------------------------
                                 (CUSIP Number)

                               Codinvest Limited
                                c/o M.L. Argand
                                  6 Rue Bellot
                              Geneva, Switzerland


--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 July 24, 1997
     -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP NO. 205171 10 1                                      PAGE 2 OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OF ABOVE PERSON

         Codinvest Limited

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  4,672,897

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  4,672,897

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,672,897

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------





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ITEM 1.       SECURITY AND ISSUER

              The class of securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Computer Integration Corp., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 2425 Crownpoint Executive Drive, Charlotte, North Carolina 28227.

ITEM 2.       IDENTITY AND BACKGROUND

              (a)-(c),(f) This statement is being filed on behalf of Codinvest Limited, a British Virgin Islands corporation ("Codinvest"). Codinvest is engaged in the principal business of acquiring and holding securities for investment purposes. The principal offices of Codinvest are located at Road Town, P.O. Box 3126, Tortola, British Virgin Islands.

       (d)    None.

       (e)    None.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Beneficial ownership of the reported securities was acquired by Codinvest through the use of $5,000,000 in working capital.

ITEM 4.       PURPOSE OF TRANSACTION

              On May 15, 1997, the Issuer and Chartwell Group Inc., a Texas corporation ("Chartwell") entered into a Stock Purchase Agreement (the "Stock Agreement"), pursuant to which the Issuer agreed to sell to Chartwell or its assignees 6,950,000 shares (the "Shares") of the Issuer's Common Stock for a purchase price of $7,436,500. In addition, the Issuer agreed to grant to Chartwell or its assignees common stock purchase warrants (the "Warrants") to acquire 300,000 shares of Common Stock of the Issuer. The Stock Agreement and the Warrant Agreements are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

              The Stock Agreement provides that Chartwell or its assignees have the right, for one year after the Closing Date (July 24, 1997), to require the Issuer to use its best efforts to cause and maintain the election of up to four nominees of Chartwell or its assignees. The Issuer agreed, as part of the transaction, that the board of directors would consist of no more than eight directors.

              Pursuant to its assignment rights under the Stock Agreement, Chartwell assigned its rights to purchase 4,672,897 of the Shares to Codinvest, 1,000,000 of the Shares to Robert V. Johnson IV ("Johnson"), and the balance of 1,277,103 of the Shares to six other investors (collectively, Johnson and the six other investors are referred to as the

       "Assignees"). In connection with the assignments, Chartwell assigned to Codinvest the right to require the Issuer to use its best efforts to cause and maintain the election of up to three nominees to the Board of Directors, and to the Assignees, the right to elect one nominee. If necessary to create a vacancy for the director to be designated by the Assignees, Codinvest will cause one of the directors it is entitled to designate to resign from the Board so that the Assignee's director can be elected to fill the vacancy. The letter agreement dated July 24, 1997 reflecting this arrangement is attached hereto as Exhibit 3 and is incorporated herein by reference.

              Codinvest nominated three members of the Board of Directors (John Paget, Michael Santry and Matthew Waller), each of whom took office on the Closing Date.

              Chartwell assigned 100,000 of the Warrants to each of three individuals: Michael G. Santry, Chairman of the Board of Chartwell; Darryl D. Pounds, President of Chartwell; and Matthew Waller, a consultant to Chartwell. The exercise price of the Warrants is $1.13 per share, and the Warrants are exercisable until June 30, 2004. The Warrants are immediately exercisable.

              Codinvest is engaged in the principal business of acquiring and holding securities for investment purposes. The above transactions were entered into by Codinvest for investment purposes and to provide the Issuer with additional capital. Codinvest beneficially owns 4,672,897 shares (33.5% of the issued and outstanding shares). Codinvest or its representatives have and will continue to have discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. Depending on market conditions and other factors that Codinvest, its officers, directors and controlling shareholders may deem material to an investment decision, Codinvest and/or such individuals may purchase additional shares of the Common Stock in the open market or in private transactions. Depending on these same factors, such persons may sell all or a portion of the Shares that they now own or may hereafter acquire on the open market or in private transactions.

              Except as described above, Codinvest has no present plans or proposals to:

              (a) acquire additional securities of the Issuer or to dispose of any securities of the Issuer;

              (b) enter into, or cause the Issuer or any of its subsidiaries to enter into, any extraordinary corporate transactions;

              (c) enter into or cause the Issuer or any of its subsidiaries to sell or transfer a material amount of its assets;

              (d) change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;

              (e) change the present capitalization or dividend policy of the Issuer;

              (f) make any other material change in the Issuer's business or corporate structure;





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              (g)    make any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

              (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

              (j)    any action similar to those described above.

              Codinvest reserves the right to modify its plans and proposals described in this Item 4. Subject to applicable laws and regulations, Codinvest may formulate plans or proposals that may result in the occurrence of an event set forth in (a) through (j) above or in Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              According to information provided to Codinvest by the Issuer, there are 13,938,940 shares of Common Stock outstanding. The following table sets forth certain information regarding the beneficial ownership of the Common Stock owned by Codinvest.

                                            Shares of Common Stock
                                            ----------------------

       (a)    Beneficial Ownership:              4,672,897
              Percentage Ownership:                   33.5%

       Under Rule 13d-5(b) promulgated by the Securities and Exchange Commission, Codinvest may be viewed as a member of a group with Chartwell and its affiliates. Codinvest disclaims that there is such a group.


       (b)    Sole Voting Power:                             4,672,897
              Shared Voting Power:                                  -0-
              Sole Disposition Power:                        4,672,897
              Shared Disposition Power:                             -0-



       (c)    Other than as described elsewhere in Items 3 and 4 of this
              Schedule 13D, none.

       (d)    None.

       (e)    Not applicable.





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ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER.

              See Item 4 above.

              The Stock Agreement provides that promptly following the closing of the transaction contemplated thereby, the Issuer will, at its expense, prepare and file a Registration Statement on the appropriate form then available to the Issuer, and use its best efforts to effect the registration for resale by certain holders of registrable securities, including Codinvest (the "Registrable Securities"). The Issuer has agreed to use its best efforts to keep such Registration Statement effective under Rule 415 under the Securities Act of 1933, as amended, until none of the holders of Registrable Securities hold such Registrable Securities any longer. The holders of Registrable Securities will also be entitled to "piggyback" on the registration of Shares. In connection with the registrations, the Issuer, Codinvest, Johnson and the Assignees agreed to mutually indemnify each other against certain liabilities, including liabilities under the federal securities laws.

              To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than those contained in the Agreements referenced above. Codinvest has granted to Michael G. Santry, Chairman of the Board of Chartwell, a power of attorney limited to the execution of this Schedule 13D on behalf of Codinvest Limited.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              1. Stock Purchase Agreement dated as of May 15, 1997, between the Issuer and Chartwell.

              2. Common Stock Purchase Warrant Agreements between the Issuer and Messrs. Pounds and Santry.

              3. Letter Agreement between Chartwell and the Assignees, dated July 24, 1997.

              4.     Power of Attorney referred to in Item 6.





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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 1, 1997                   CODINVEST LIMITED



                                        /s/ Michael G. Santry
                                        --------------------------------------
                                        By:    Michael G. Santry,
                                               by Power of Attorney granted by
                                               Codinvest Limited





                                                                          Page 7
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                                 EXHIBIT INDEX


            EXHIBIT
            NUMBER         DESCRIPTION
            -------        ------------
              1.     Stock Purchase Agreement dated as of May 15, 1997, between the Issuer and Chartwell.

              2.     Common Stock Purchase Warrant Agreements between the
                     Issuer and Messrs. Pounds and Santry.

              3. Letter Agreement between Chartwell and the Assignees, dated July 24, 1997.

              4.     Power of Attorney referred to in Item 6.